                                                Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-104553


                              PROSPECTUS SUPPLEMENT

  To Prospectus dated April 29, 2003 as supplemented by Prospectus Supplements dated May 6, 2003, May 14, 2003, August 21, 2003, August 28, 2003,
                    September 12, 2003 and November 3, 2003
                           (SEC File No. 333-104553)

                                MICROISLET, INC.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of MicroIslet, Inc. for the quarter ended September 30, 2003 filed by us with the Securities and Exchange Commission.

Our common stock is traded on the OTC Bulletin Board under the symbol "MIIS".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ___________________

           The date of this Prospectus Supplement is November 14, 2003

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-QSB

    (X) QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.


                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2003


    ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

           FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NO. 000-27035


                                MICROISLET, INC.
        (Exact name of small business issuer as specified in its charter)

           NEVADA                                                88-0408274
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

6370 NANCY RIDGE DRIVE, SUITE 112, SAN DIEGO, CALIFORNIA           92121
     (Address of principal executive offices)                    (Zip Code)

                                 (858) 657-0287
                (Issuer's telephone number, including area code)


         Check whether the issuer: (1) filed all reports required to be filed by
         Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (or for suchshorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES /X/ NO / /

  At November 6, 2003, 28,133,719 shares of the registrant's common stock (par value, $.001 per share) were outstanding.

           Transitional Small Business Disclosure Format (check one):

                                 YES / / NO /X/


                                   PART I. - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

                                          MicroIslet, Inc.
                                    (A Development Stage Company)
                                     Consolidated Balance Sheets


                                                                 September 30,      December 31,
                                                                     2003               2002
                                                                 (unaudited)
ASSETS

Current Assets:
   Cash                                                          $    273,102       $    813,696
   Accounts receivable                                                 55,241             35,047
   Prepaid expenses                                                   127,777            110,469
                                                                 -------------      -------------

       Total current assets                                           456,120            959,212

Equipment, net                                                        144,661            167,074
Patent, net                                                            11,641             11,996
Deposits and other assets                                              82,310             50,210
                                                                 -------------      -------------

       Total assets                                              $    694,732       $  1,188,492
                                                                 =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:
   Research expenses due to stockholder                          $    230,000       $    230,000
   Loans from stockholders                                            534,300                 --
   Deferred grant revenue                                               3,834             40,352
   Accounts payable and accrued expenses                              296,394            435,303
                                                                 -------------      -------------

       Total current liabilities                                    1,064,528            705,655
                                                                 -------------      -------------

Stockholders' Equity (Deficit):

   Common stock - $.001 par value: 50,000,000 shares
     authorized; 25,316,198 and 22,658,592 shares
     issued and outstanding  at September 30, 2003 and
     December 31, 2002 respectively                                    25,316             22,659
   Additional paid-in capital                                      13,976,846         12,498,419
   Deficit accumulated during the development stage               (14,371,958)       (12,038,241)
                                                                 -------------      -------------

       Total stockholders' equity (deficit)                          (369,796)           482,837
                                                                 -------------      -------------

       Total liabilities and stockholders' equity (deficit)      $    694,732       $  1,188,492
                                                                 =============      =============

                           See notes to consolidated financial statements.

                                                         MicroIslet, Inc.
                                                   (A Development Stage Company)
                                         Consolidated Statements of Operations (unaudited)

                                                 Three Months Ended                  Nine Months Ended           August 21, 1998
                                                    September 30,                       September 30,            (Inception) to
                                               2003               2002             2003              2002         Sept. 30, 2003
                                           -------------     -------------     -------------     -------------     -------------
   Grant revenue                           $     90,242      $     51,972      $    215,780      $    102,041      $    369,713

Expenses:
   Research and development expenses            457,800           124,568         1,127,254           891,454         6,992,586
   General and administrative expenses          334,702           570,843         1,297,961         4,691,242         7,658,467
                                           -------------     -------------     -------------     -------------     -------------
Operating expenses                              792,502           695,411         2,425,215         5,582,696        14,651,053
                                           -------------     -------------     -------------     -------------     -------------

       Loss from operations                    (702,260)         (643,439)       (2,209,435)       (5,480,655)      (14,281,340)
                                           -------------     -------------     -------------     -------------     -------------

Other income (expense):
   Interest income                                  222             7,094             2,027            15,573            52,310
   Interest expense                             (60,296)             (127)         (119,787)             (216)         (138,725)
   Other                                             --                --            (6,522)               --            (4,203)
                                           -------------     -------------     -------------     -------------     -------------
       Total other income (expense)             (60,074)            6,967          (124,282)           15,357           (90,618)
                                           -------------     -------------     -------------     -------------     -------------

       Net loss                            $   (762,334)     $   (636,472)     $ (2,333,717)     $ (5,465,298)     $(14,371,958)
                                           =============     =============     =============     =============     =============

Basic and diluted net loss per share       $       (.03)     $       (.03)     $       (.10)     $       (.27)     $       (.73)
                                           =============     =============     =============     =============     =============

Weighted average number of shares
   outstanding used in calculation           23,853,399        20,905,475        23,365,806        20,321,103        19,566,820
                                           =============     =============     =============     =============     =============

                                          See notes to consolidated financial statements.
                                                                3


                                                    MicroIslet, Inc.
                                              (A Development Stage Company)
                                    Consolidated Statements of Cash Flows (unaudited)


                                                         Nine Months      Nine Months     August 21, 1998
                                                            Ended             Ended        (Inception) to
                                                        Sept.30, 2003     Sept.30, 2002     Sept.30, 2003
                                                        -------------     -------------     -------------
Cash flows from operating activities:
   Net loss                                             $ (2,333,717)     $ (5,465,298)     $(14,371,958)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
     Warrant interest expense                                110,200                --           110,200
     Warrant compensation expense                                 --         3,477,723         3,477,723
     In process research and development
       acquired for common stock                                  --                --         2,067,518
     Compensation paid with stock options                    193,691           318,743         2,076,932
     Depreciation and amortization                            35,110            24,377            96,706
   Loss on disposal of equipment                               2,195            14,726            17,279
Changes in operating assets and liabilities:
   Deposits and other assets                                      --           (49,466)          (62,680)
   Accounts receivable                                       (20,194)          (47,000)          (55,241)
   Prepaid expenses                                          (17,308)         (143,924)         (127,777)
   Deferred grant revenue                                    (36,518)           40,352             3,834
   Accounts payable and accrued expenses                      70,391           351,849           505,694
   Research expenses due to shareholder                           --           (10,000)          230,000
                                                        -------------     -------------     -------------

     Net cash used in operating activities                (1,996,150)       (1,487,918)       (6,031,770)
                                                        -------------     -------------     -------------

Cash flows from investing activities:
   Purchases of equipment                                    (15,537)          (72,853)         (258,817)
   Proceeds from sale of equipment                             1,000                --             1,000
                                                        -------------     -------------     -------------
     Net cash used in investing activities                   (14,537)          (72,853)         (257,817)
                                                        -------------     -------------     -------------

Cash flows from financing activities:
   Proceeds from sale of common stock                        945,093         2,418,058         5,851,189
   Proceeds from sale of preferred stock                          --                --           186,500
   Cash received in advance of sale of common stock               --                --                --
   Proceeds from borrowings from stockholders                525,000                --           525,000
                                                        -------------     -------------     -------------
     Net cash provided by financing activities             1,470,093         2,418,058         6,562,689
                                                        -------------     -------------     -------------

     Net increase (decrease) in cash                        (540,594)          857,287           273,102

Cash at beginning of period                                  813,696           548,781                --
                                                        -------------     -------------     -------------

Cash at end of period                                   $    273,102      $  1,406,068      $    273,102
                                                        =============     =============     =============

Interest paid                                           $         87      $        127      $        659
Income taxes paid                                       $         --      $      3,282      $      3,282

Non-cash investing and financing activities:
   In-process research and development
     acquired for common stock                          $         --      $         --      $  2,067,518
   Common stock issued as commission for
     offering of common stock                                200,000                --           929,129
   Warrants issued in debt transaction                       142,300                --           142,300

                                     See notes to consolidated financial statements.
                                                           4

                                MICROISLET, INC.
                          (a Development Stage Company)
                    Notes to Financial Statements (unaudited)


NOTE 1 - ORGANIZATION AND BASIS OF PREPARATION

The interim condensed consolidated financial statements of MicroIslet, Inc., a Nevada corporation ("MicroIslet", "We," or the "Company"), have been prepared and presented in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the "SEC") without audit and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position and results of operations. Certain information and footnote disclosures normally included in the Company's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

MicroIslet is engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. The Company has not commenced planned principal operations and is considered to be in the development stage. The Company intends to continue its research and development efforts and, ultimately, to begin market introduction of its products.

Prior to May 28, 2002, the Company was known as ALD Services, Inc. ("ALD"). The merger of MicroIslet, Inc., a Delaware corporation ("MSLT-Delaware"), with a wholly-owned subsidiary of ALD was completed on April 24, 2002 (the "Merger"). The Merger was accounted for as a reverse acquisition because former stockholders of MSLT-Delaware owned a majority of the outstanding stock of ALD immediately subsequent to the Merger. Because the Merger was treated as a reverse acquisition, the 2002 condensed financial information presented herein includes the financial results of MSLT-Delaware, and the financial results of the Company (which functions as a holding company after the Merger) for the post-Merger period from April 24, 2002 through September 30, 2002. The financial information from inception includes the financial results of MSLT-Delaware from its inception on August 21, 1998 to September 30, 2003, and the financial results of the Company for the post-Merger period from April 24, 2002 through September 30, 2003.

The financial information included in this quarterly report should be read in conjunction with the financial statements of the Company for the years ended December 31, 2002 and 2001 and related notes thereto included in Form 10-KSB filed with the SEC on March 28, 2003.

The preparation of the Company's financial statements included herein necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented.

The consolidated results of operations for the period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board, since it has derived only minimal revenues from its activities to date.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred net losses of $762,334 for the third quarter of 2003, and had an accumulated deficit of $14.4 million as of September 30, 2003. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies and trials. The business plan is subject to continued agreement of future funding by investors. In the event funding is not obtained, the Company may be required to curtail operations. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations. On April 1, 2003, the Company entered into a common stock purchase agreement with Fusion Capital Fund II, LLC ("Fusion Capital"), under which Fusion Capital agreed to buy up to $12.0 million of common stock over a period of up to 30 months. The amount and timing of proceeds the Company will receive under such agreement is uncertain. Fusion Capital is not obligated to purchase shares of Common Stock unless the purchase price as calculated under the purchase agreement is at least $0.50 per share. In addition to the 10,000 shares for expense reimbursement and 491,468 commitment shares, the Board of Directors has authorized the issuance and sale to Fusion Capital of up to 6,000,000 shares of our common stock. A registration statement registering the resale of 6,501,468 shares by Fusion Capital was declared effective by the SEC on April 23, 2003. As of October 31, 2003 the Company has sold 1,017,506 shares to Fusion Capital under this agreement for total proceeds of approximately $560,000.

On September 4, 2003, and September 9, 2003 we sold to certain investors an aggregate of 1,000,600 shares of common stock at a purchase price of $0.50 per share. The gross proceeds received from these financings were $500,300. The Company paid a placement fee of 11% of the gross proceeds. Net proceeds of the financings are expected to be used for working capital purposes.

The Company believes that its existing funds will be sufficient to fund its operating expenses and capital requirements into the fourth quarter of 2003. The Company intends to sell common stock to Fusion Capital, and/or to raise additional debt or equity financing in order to sustain its operations. See note 5 below.

NOTE 2 - STOCK BASED COMPENSATION

The Company accounts for employee stock-based compensation in accordance with the intrinsic value method prescribed in Accounting Principles Board Opinion
(APB) No. 25 entitled "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock amortized over the vesting period. The Company applies the disclosure requirements of SFAS No. 123 entitled, "Accounting for Stock-Based Compensation". Had the compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company's net loss and fully diluted earnings per share on a pro forma basis would have been as follows:

                                                  For the three months ended        For the nine months ended
                                                  --------------------------        -------------------------

                                               Sept. 30, 2003   Sept. 30, 2002   Sept. 30, 2003   Sept. 30, 2002
                                               --------------   --------------   --------------   --------------
Net loss, as reported                           $  (762,334)     $  (636,472)     $(2,333,717)     $(5,465,298)

Add: Total stock-based compensation expense
   under APB 25                                      44,662           56,213          157,088          172,488
Deduct: Stock-based compensation
   expense determined under the
   fair value method for all awards                (349,531)        (252,160)        (942,001)        (595,784)
                                                ------------     ------------     ------------     ------------

Net loss, pro forma                             $(1,067,203)     $  (832,419)     $(3,118,630)     $(5,888,594)
                                                ============     ============     ============     ============

Net loss per share, as reported:
    Basic and diluted                           $      (.03)     $      (.03)     $      (.10)     $      (.27)
                                                ============     ============     ============     ============

Net loss per share, pro forma:
    Basic and diluted                           $      (.04)     $      (.04)     $      (.13)     $      (.29)
                                                ============     ============     ============     ============

The fair value of these options was estimated at the dates of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                           For the three month period ended          For the nine month period ended
                                           --------------------------------          -------------------------------

                                         Sept. 30, 2003        Sept. 30, 2002      Sept. 30, 2003        Sept. 30, 2002
                                         --------------        --------------      --------------        --------------
Risk free interest rate                           3%                  4.4%                   3%                   4.4%
Dividend yield                                    --                    --                   --                     --
Volatility                                      115%                   80%                 115%                    80%
Weighted average expected life              10 years              10 years             10 years               10 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 3 - LOSS PER SHARE

Loss per share has been calculated based upon the weighted average shares outstanding. Basic and diluted net loss per common share amounts are equivalent for the periods presented as the inclusion of common stock equivalents in the number of shares used for the diluted computation would be anti-dilutive.

NOTE 4 - RELATED PARTIES

In April 2003, we borrowed $300,000 from a trust affiliated with Mr. John J. Hagenbuch for working capital needs. At the time, Mr. Hagenbuch controlled approximately 7.6% of our common stock. Mr. Hagenbuch is the brother-in-law of John F. Steel IV, our Chairman and Chief Executive Officer. The loan accrued interest at an annual rate of 4.25%, with principal and accrued interest originally due August 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $1.49 per share. The lender extended the maturity date of the loan to December 7, 2003. As consideration for the loan extension, we issued the lender an additional ten-year warrant exercisable for 50,000 shares of our common stock at an exercise price of $0.50 per share.

In May 2003, we borrowed an additional $200,000 from the same trust. The loan accrued interest at an annual rate of 4.25%, with principal and accrued interest originally due September 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $0.85 per share. The lender extended the maturity date of the loan to January 8, 2004. As consideration for the loan extension, we issued the lender a ten-year warrant exercisable for 50,000 shares of our common stock at an exercise price of $0.50 per share. Subsequent to September 30, 2003, the April 2003 and May 2003 loan amounts were applied to the purchase of common stock and warrants as described in Note 5 below.

In August 2003, we borrowed $25,000 from John F. Steel IV, our Chairman and Chief Executive Officer. This debt is non-interest bearing and payable upon demand.

NOTE 5 - SUBSEQUENT EVENTS

From October 31, 2003 to November 4, 2003 we sold to certain investors an aggregate of 2,402,200 shares of common stock at a purchase price of $0.50 per share (the "Financing"). Each investor in the Financing was also granted a warrant to purchase a number of shares of common stock equal to forty percent (40%) of the shares purchased by that investor in the Financing. Each warrant is exercisable until October 31, 2006 at a price of $1.00 per share. We also granted to a placement agent a warrant to purchase 64,800 shares of common stock on the same terms as the warrants granted to the investors. In total, we issued warrants exercisable for an aggregate of 1,025,680 shares. We also agreed to pay a cash placement agent fee of $37,800.

Of the shares sold in the Financing, 1,322,200 were sold to a trust affiliated with Mr. Hagenbuch. 300,000 of these shares were purchased by Mr. Hagenbuch for cash. The remaining 1,022,200 shares sold to Mr. Hagenbuch's trust were in exchange for the cancellation of two promissory notes held by the trust as described in Note 4 above. At the time of the exchange, the two notes had a combined principal and interest balance of $511,100.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance. In this report, the words "anticipates," "believes," "expects," "intends," "future," "may" and similar expressions identify forward-looking statements. These and other forward-looking statements are subject to certain risks and uncertainties, including those discussed in the Risk Factors section of this Item 2 and elsewhere in this Form 10-QSB, that could cause actual results to differ materially from historical results or those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances occurring subsequent to the filing of the Form 10-QSB with the Securities and Exchange Commission.

OVERVIEW

         Although we are no longer a "blank check" company following our acquisition of MSLT Delaware, an operating entity, we remain in the development stage. We have no products for sale and are focused on research and development activities. We have had only limited revenues from grants and we have had significant losses since inception. We anticipate that we will incur substantial additional operating losses in future years as we progress in our research and development programs, and we will need to raise additional capital during the next twelve months to meet operating costs. At September 30, 2003, we had an accumulated deficit of approximately $14.4 million. We do not expect to produce revenues from operations for the foreseeable future, so our revenues will be limited to research grants we are able to obtain. As a result of our need for capital and our net losses to date, our independent auditors have noted in their report on our consolidated financial statements for the year ended December 31, 2002 substantial doubt about our ability to continue as a going concern.

         Our acquisition of MSLT Delaware was completed on April 24, 2002. We issued new shares of our common stock to the stockholders of MSLT Delaware in exchange for all the outstanding common stock and preferred stock of MSLT Delaware. The acquisition was accounted for as a reverse acquisition because former stockholders of MSLT Delaware owned a majority of our outstanding stock subsequent to the acquisition. For accounting purposes, MSLT Delaware is deemed to have acquired ALD Services and therefore all financial information presented in this report for periods prior to April 24, 2002 represents the results of operations of MSLT Delaware.

         Our business plan for the next twelve months is to demonstrate the efficacy of our product candidate in animal models. It is necessary for us to establish evidence of efficacy of our approach in order to advance to subsequent milestones.

PLAN OF OPERATION

         We have budgeted our total costs for our operations for the next twelve months at $6.1 million. We believe however that the costs of initial pre-clinical studies and the preparation for human clinical trials could range from $12 to $19 million as further explained in the milestone table below. If we are not able to raise at least $4-6 million during the next twelve months through the sale of securities or through other means such as research grants, we will not be able to complete initial pre-clinical studies or any other research and development which depends on the results of initial pre-clinical studies. In such case, we may be required to sell or license some or all of our technology or assets or curtail or cease operations. The actual amount of funds required within the next twelve months, and the amount required to complete initial pre-clinical studies, will depend on a variety of factors, many of which are outside of our control. These factors include, among others, the results of initial and follow-up studies and unforeseen changes in biopharmaceutical regulations.

         The $6.1 million we have budgeted for the next twelve months is divided into the following categories:

CATEGORY                                  ESTIMATED COST
--------                                  --------------
Personnel                                    $2,262,000
Advisory board                                  162,000
Sponsored research                            1,375,000
Outside consultants and services                625,000
Supplies and materials                          604,000
Travel and entertainment                        184,000
Facilities                                      381,000
General and administrative                      527,000
                                             -----------
Total                                        $6,120,000
                                             ===========

         The actual costs within each category, and the total costs for initial pre-clinical studies, may vary significantly from the estimates set forth above based on the factors discussed above.

         Our initial pre-clinical studies will consist of cell transplantation studies primarily involving small animals such as rats and mice and/or large animals such as dogs and non-human primates. These studies will use non-encapsulated and encapsulated animal islet cells. The encapsulated cells will be isolated and encapsulated by us using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory. This work will be conducted by our research and development team at our facility with assistance from outside contractors and two to five additional employees we expect to hire.

         The transplantation surgery and subsequent monitoring is expected to take place at one or more academic institutions with which we have relationships through our Scientific Advisory Board. Together with these collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the efficacy of the concepts behind our product candidate in animals. The following are the milestones associated with our initial efficacy studies, and the estimated time of completion and estimated cost of each:

                                                                          ESTIMATED TIME OF         ESTIMATED COST OF
MILESTONE                                                                     COMPLETION        ACHIEVING EACH MILESTONE
---------                                                                     ----------        ------------------------
Testing viability and functionality of non-encapsulated islets in          4th Quarter 2003        $1 to $1.4 million
vitro and in small animals

Testing viability and functionality of encapsulated islets in vitro        2nd Quarter 2004        $3 to $4.7 million
and in non-human primates

Consistency achieving satisfactory levels of capsule strength,             4th Quarter 2003      Included in above costs
uniformity and stability

         Our work toward achieving these milestones will overlap, and the amount of effort and expense for each milestone may vary significantly depending on the favorability, consistency and repeatability of results.

         Since none of our product candidates have yet advanced beyond the research stage, the process of developing product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities.

         The following chart is a summary of the significant milestones our management believes we will have to meet after successfully completing initial efficacy studies in order to begin and complete clinical human trials, and eventually to generate revenue from the sale of our product candidates. The chart also includes the estimated cost of achieving each milestone.

                                                                          ESTIMATED TIME OF           ESTIMATED COST OF
MILESTONE                                                                    COMPLETION           ACHIEVING EACH MILESTONE
---------                                                                    ----------           ------------------------
COMPLETE FORMAL ANIMAL STUDIES IN ANTICIPATION OF FILING                   1st Half of 2005              $6-10 Million
INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FOOD AND DRUG
ADMINISTRATION. Once we have established the "proof of
concept" behind our product candidates, we plan to initiate
formal studies to demonstrate safety and efficacy in support of human clinical trials. These studies will involve both
small and large mammals under controlled conditions and will likely be performed in our academic collaborators' and outside contract facilities. These studies will depend on our ability to identify one or more sources that will supply to us or our collaborators a requisite amount of ultra-pure alginate for
the capsules and porcine islets. We intend to engage in
ongoing discussions with the FDA during these evaluations.
Once we are comfortable with the safety and efficacy results of these studies we plan to file the investigational new drug application with the FDA.

COMPLETE ALLOTRANSPLANTATION HUMAN CLINICAL STUDIES. These                 2nd Half of 2005              $2-3 Million
studies involve the transplantation of human islet cells using our encapsulation processes from one human to another. We hope these studies will validate our microencapsulation
technology's ability to provide effective immunoisolation in humans prior to clinical trials.

INITIATE AND COMPLETE PHASE I HUMAN CLINICAL TRIALS. Once the                    2006                       Unknown
formal, controlled animal studies have been completed, we plan to file the investigational new drug application. If the
application is approved, we hope to begin clinical trials in humans with Type 1 diabetes shortly thereafter. Clinical
trials of pharmaceuticals or biologics typically involve three phases. The first of these phases involves an evaluation of
the safety of the experimental product in humans, and if
possible, an evaluation of the early indications of its
effectiveness.

INITIATE AND COMPLETE PHASE II HUMAN CLINICAL TRIALS. The                        2007                       Unknown
second phase involves further safety testing, and an
evaluation of efficacy, dose schedules and routes of
administration in a larger human population. This phase
sometimes overlaps with the Phase I study.

INITIATE AND COMPLETE PHASE III HUMAN CLINICAL TRIALS. These                   2008-2009                    Unknown
studies are usually randomized, double-blind studies testing product safety and effectiveness in an expanded patient
population in order to evaluate the overall risk/benefit
relationship of the product and to provide an adequate basis for product labeling. Because of the scope and the number of patients involved, significant capital is required for these trials.

                                       10

                                                                          ESTIMATED TIME OF           ESTIMATED COST OF
MILESTONE                                                                    COMPLETION           ACHIEVING EACH MILESTONE
---------                                                                    ----------           ------------------------

COMPLETE HUMAN CLINICAL TRIALS AND SUBMIT OUR PRODUCT TO THE                 2010 or later                  Unknown
FDA FOR APPROVAL. Once the clinical investigations are
complete, we intend to submit an application to the FDA
including all of our clinical and preclinical data.

BEGIN TO MANUFACTURE, MARKET AND SELL OUR PRODUCT.                           2010 or later                  Unknown

         The success, cost, and estimated time of completion of each step will depend on a variety of factors, many of which are out of our control. These factors include, among others, our ability to demonstrate the efficacy of our concept, access to sufficient capital to sustain our operations, unforeseen changes in biopharmaceutical regulations and the success of competing products and technologies. The actual timeline and cost of our product development may vary significantly from the estimates set forth above.

         We will not have any significant revenue from operations until the first of our product candidates is approved by the Food and Drug Administration for sale. The approval process is long and costly, and is dependent on the success of multiple human clinical trials. It is difficult to estimate when, if ever, those trials will be completed.

         We continue to evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result. We also expect that our research and development expenses will increase over the current level, and that we will require significant additional capital to fulfill our business plan. Research and development activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

         We anticipate hiring between two and five additional employees in research and development over the next twelve months.

RECENT DEVELOPMENTS

         In September 2003, we received preliminary data from The Scripps Research Institute (TSRI) showing interim results of transplants using our proprietary technology in approximately 150 small animals. In the study, groups of streptozotocin-diabetic NOD/SCID mice as well as groups of immunocompetent mice were transplanted with MicroIslet's microencapsulated porcine islet cells. The transplanted capsules at various dosing levels were able to normalize blood glucose (normoglycemia) levels in all animals within one week of transplantation. As of October 31, 2003, the grafts have remained functional for up to 180 days after implantation. This ongoing study is being conducted under the supervision of Dr. Daniel R. Salomon of the Department of Molecular and Experimental Medicine at TSRI.

         The preliminary data allow the following conclusions:

         o Pig islet encapsulation technology we have developed preserves islet function and permits extended survival in an immunodeficient and immunocompetent animal model of diabetes.

         o These transplants resulted in a prompt return to normoglycemia occurring in 100% of the animals within a week of transplantation and continuing for the duration of the study demonstrating that the islet isolation and processing produced viable and functional graft tissue.

         o Chemically induced diabetes can be reversed with as few as 500 IEQ (islet equivalent units) of encapsulated pig islets in this model.

         Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials.

RESULTS OF OPERATIONS

         Grant revenue for the three month periods ended September 30, 2003 and September 30, 2002 was $90,242 and $51,972, respectively. Grant revenue for the nine month periods ended September 30, 2003 and September 30, 2002 was $215,780 and $102,041, respectively. Our revenue during these periods has consisted entirely of research grants. The increase from the prior year periods is the result of a new Phase I Small Business Innovation Research (SBIR) grant from the National Institutes of Health (NIH) which began on June 1, 2003.

         General and administrative expenses decreased to $334,702 for the three month period ended September 30, 2003 from $570,843 for the three month period ended September 30, 2002, primarily due significantly lower legal and accounting expenses. General and administrative expenses decreased to $1,297,961 for the nine month period ended September 30, 2003 from $4,691,242 for the nine month period ended September 30, 2002 primarily due to the expenses in the 2002 period for warrants issued in our Merger described above. Research and development expenses increased to $457,800 for the three month period ended September 30, 2003 from $124,568 for the three month period ended September 30, 2002, reflecting higher expenses relating to the enhancement of our scientific programs through our collaboration with The Scripps Research Institute and higher levels of activities in our laboratories. Research and development expenses increased to $1,127,254 for the nine month period ended September 30, 2003 from $891,454 for the same period in 2002 also due to expanded laboratory activities.

         Our net loss was $762,334 or $0.03 per common share for the three month period ended September 30, 2003 and $636,472 or $0.03 per common share for the three month period ended September 30, 2002. Net loss for the nine month period ended September 30, 2003 was $2,333,717 or $0.10 per common share and $5,465,298 or $0.27 per common share for the same period in 2002. We expect to report additional significant net losses for the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

         We and MSLT Delaware financed our operations since inception primarily through private sales of equity securities, which, from inception through September 30, 2003, have netted approximately $6.1 million, and to a lesser degree, through short-term debt, grant funding and interest earned on cash and cash equivalents. We have from time to time experienced significant strains on our cash resources, and during such times, we have curtailed non-essential operations and extended payment terms with our trade creditors whenever possible.

         Our combined cash and cash equivalents totaled $273,102 at September 30, 2003, a decrease of $540,594 from December 31, 2002. The primary uses of cash and cash equivalents during the nine month period ended September 30, 2003 included $1,996,150 to finance our operations and working capital requirements.

         Our future cash requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of pre-clinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patents, competing technological and market developments and the cost of product commercialization. We do not expect to generate a positive cash flow from operations at least until the commercial launch of our first product and possibly later given the expected spending for research and development programs and the cost of commercializing our product candidates. We intend to seek additional funding through grants and through public or private financing transactions. Successful future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, regulatory approvals and market acceptance for our products. See "Business Risks" below.

FUSION CAPITAL

         On April 1, 2003, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, under which Fusion Capital agreed, subject to certain conditions, to purchase on each trading day during the term of the agreement $20,000 of our common stock up to an aggregate of $12.0 million. Fusion Capital is committed to purchase the shares through October 2005, if not extended by us for six additional months. We may decrease this amount or terminate the agreement at any time. If our stock price equals or exceeds $3.00 per share for five consecutive trading days, we have the right to increase the daily purchase amount above $20,000, providing that the sale price of our common stock remains at least $3.00. The sale price per share to Fusion Capital is equal to the lesser of: the lowest sale price of our common stock on the day of purchase by Fusion Capital, or the average of the lowest three closing sale prices of our common stock during the ten trading days prior to the date of purchase by Fusion Capital. Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement. We have agreed not to enter into any variable priced equity financings during the term of the common stock purchase agreement without Fusion Capital's consent. As compensation for its commitment and for expenses incurred, we paid Fusion Capital $10,000 during the quarter ended June 30, 2003, and issued to Fusion Capital on April 2, 2003, 501,468 shares of common stock. Fusion Capital has agreed not to sell 491,468 of such shares until the earlier of October 2005, or the termination or a default under the common stock purchase agreement. In addition to the 10,000 shares for expense reimbursement and 491,468 commitment shares, the Board of Directors has authorized the issuance and sale to Fusion Capital of up to 6,000,000 shares of our common stock. A registration statement registering the resale of 6,501,468 shares by Fusion Capital was declared effective by the SEC on April 23, 2003.

         Fusion Capital is not obligated to purchase any shares of our common stock unless the purchase price under the common stock purchase agreement is at least $0.50 per share. Under the agreement with Fusion Capital, we must satisfy requirements that are a condition to Fusion Capital's obligation including: the continued effectiveness of the registration statement for the resale of the shares by Fusion Capital, continued listing of our common stock on the OTC Bulletin Board or another recognized market or exchange, no failure of our transfer agent to issue stock to Fusion Capital within five days of a purchase by Fusion Capital, no default on any of our payment obligations in excess of $1,000,000, and no insolvency or bankruptcy on our part. Consequently, the amount and timing of proceeds that we will receive under the agreement, if any, is uncertain. As of October 31, 2003 the Company has sold 1,017,506 shares to Fusion Capital under this agreement for total proceeds of approximately $560,000.

OTHER FINANCINGS

         In April 2003, we borrowed $300,000 from a trust affiliated with Mr. John J. Hagenbuch for working capital needs. The loan had an annual interest rate of 4.25%, with principal and accrued interest originally due August 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $1.49 per share. The lender agreed to extend the maturity date of the loan to December 7, 2003. As consideration for the loan extension, we issued the lender a ten-year warrant exercisable for 50,000 shares of our common stock at an exercise price of $0.50 per share.

         In May 2003, we borrowed an additional $200,000 from the same trust. The loan had an annual interest rate of 4.25%, with principal and accrued interest originally due September 9, 2003. As additional consideration for the loan, we issued to the lender a ten-year warrant to purchase 50,000 shares of common stock at an exercise price of $0.85 per share. The lender agreed to extend the maturity date of the loan to January 8, 2004. As consideration for the loan extension, we issued the lender a ten-year warrant exercisable for 50,000 shares of our common stock at an exercise price of $0.50 per share. The April 2003 and May 2003 loan amounts have been applied to the purchase of common stock and warrants as described below.

         In June 2003, we received $250,000 from the Juvenile Diabetes Research Foundation to fund our research and development program. In exchange for this funding we issued 500,000 shares of common stock.

         In September 2003, we sold privately an aggregate of 1,000,600 shares of common stock at a purchase price of $0.50 per share to certain accredited investors. The gross proceeds received from these financings were $500,300. We paid a placement fee of 11% of the gross proceeds to ASA Investments, Inc.

         In October and November 2003, we sold privately an aggregate of 2,402,200 shares of common stock at a purchase price of $0.50 per share to certain accredited investors. These investors were also granted warrants to purchase an aggregate of 960,880 shares of our common stock at $1.00 per share until October 31, 2006. We paid a placement agent fee of $37,800 plus a three-year warrant to purchase 64,800 shares of common stock at $1.00 per share in connection with the sale of shares to certain of the investors. This warrant also expires on October 31, 2006.

         Included in the shares we sold during October and November 2003 are 1,022,200 shares issued to a trust affiliated with Mr. Hagenbuch in exchange for the cancellation of the loans described above. At that time, the two loans had a combined principal and interest balance of $511,100. The same trust also purchased for cash 300,000 shares in the offering.

         We expect that our available cash and expected grant and interest income will be sufficient to finance currently planned activities into the first quarter of 2004. We are currently pursuing additional sources of financing and subject to the limitations described above, expect additional funding from Fusion Capital. If we cannot obtain additional funding and funding from Fusion Capital becomes no longer available to us, we will make reductions in the scope and size of our operations and may curtail activities in order to conserve cash until such funding is obtained. These estimates are forward-looking statements based on certain assumptions that could be negatively affected by the matters discussed under this heading and under the caption "Business Risks" below. In order to grow and expand our business, and to introduce our product candidates into the marketplace, we will need to raise additional funds. Due to our need for additional capital and our net losses, our independent auditors have noted in their report on our consolidated financial statements for the year ended December 31, 2002 a substantial doubt about our ability to continue as a going concern.

         We will also need additional funds or a collaborative partner, or both, to finance the clinical development activities of our product candidate. We expect that our primary sources of capital for the foreseeable future will be through the public or private sale of our debt or equity securities and through collaborative arrangements. There can be no assurance that such collaborative arrangements, or any public or private financing, will be available on acceptable terms, if at all, or can be sustained. Several factors will affect our ability to raise additional funding, including, but not limited to, market volatility of our common stock and economic conditions affecting the public markets generally or some portion or all of the technology sector. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, which may have a material adverse effect on our business. See "Business Risks" below.


CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements for the year ended December 31, 2002 included in our annual report on Form 10-KSB for such period. Certain of our accounting policies require the application of management judgment in making estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures made in the accompanying notes. Those estimates and assumptions are based on historical experience and various other factors deemed to be applicable and reasonable under the circumstances. The use of judgment in determining such estimates and assumptions is by nature, subject to a degree of uncertainty. Accordingly, actual results could differ from the estimates made. Our significant accounting policies include:

Grant Revenue
-------------

         We recognize grant revenue as qualifying research expenses are incurred.

Stock-based Compensation
------------------------

         We have adopted the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under FAS 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. Since our employee stock options are granted on this basis and we have chosen to use the intrinsic value method, we have not recognized compensation expense for stock option grants. We do, however, include pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

         Deferred charges for options granted to non-employees are determined in accordance with Statement of Financial Accounting Standards No. 123 and EITF 96-18 as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123." (SFAS No. 148) SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The voluntary transition and amended disclosure requirements are effective for us for fiscal years ending after December 15, 2002. The interim reporting requirements are effective for our interim periods beginning January 1, 2003. We currently account for stock-based employee compensation under the intrinsic value method in accordance with APB No. 25. We do not plan to change voluntarily our method of accounting, but we have implemented the amended disclosure requirements. See note 2 to the financial statements for further information.

Allocation of Costs
-------------------

         We allocate certain indirect costs associated with support activities such as the rent and utilities for facilities. These costs are allocated between research and development expense and general and administrative expense based on headcount and/or square footage.

BUSINESS RISKS

         The following is a summary of the many risks and uncertainties we face in our business. You should carefully read these risks and uncertainties as well as the other information in this report in evaluating our business and its prospects.

COMPANY RISKS

MICROISLET HAS A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE. OUR INDEPENDENT AUDITORS HAVE RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have experienced significant operating losses in each period since our inception. As of September 30, 2003, we have incurred total losses of $14.4 million. Due to those losses and our need for additional capital to sustain operations, our independent auditors have noted in their report on our consolidated financial statements for the year ended December 31, 2002 a substantial doubt about our ability to continue as a going concern. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our current plans indicate we will need significant additional capital for research and development before we have any anticipated revenue generating products. Due to our need for future capital and our net losses, our independent auditors have noted in their report on our consolidated financial statements for the year ended December 31, 2002 substantial doubt about our ability to continue as a going concern. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

         o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

         o        our progress with research and development;

         o        the costs and timing of obtaining new patent rights;

         o        the extent to which we acquire or license other technologies;
                  and

         o regulatory changes and competition and technological developments in the market.

Fusion Capital Fund II, LLC has agreed to provide us up to $12 million under a common stock purchase agreement. See "Management's Discussion and Analysis--Liquidation and Capital Resources--Fusion Capital". However, the extent we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock, the factors listed above and other factors. For example, our continued access to financing under our common stock purchase agreement with Fusion Capital requires the market price of our common stock to remain above $0.50 per share and a registration statement for the shares to be purchased by Fusion Capital to remain effective. If investment from Fusion Capital is unavailable or prohibitively expensive, we will need to secure another source of funding in order to satisfy our working capital needs.

When we require additional funds, which may be above and beyond the $12.0 million that we may raise from Fusion Capital, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offering of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our stockholders will be diluted.

WE MAY NOT BE ABLE TO OBTAIN THE FULL $12.0 MILLION GROSS PROCEEDS UNDER OUR COMMON STOCK PURCHASE AGREEMENT WITH FUSION CAPITAL.

We only have the right to receive $20,000 per trading day under the agreement with Fusion Capital unless our stock price equals or exceeds $3.00, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. Fusion Capital will not have the right or the obligation to purchase any shares of our common stock on any trading days that the purchase price of our common stock under the purchase agreement would be less than $0.50. Since we registered 6,000,000 purchase shares for sale by Fusion Capital, the selling price of our common stock to Fusion Capital will have to average at least $2.00 per share for us to receive the maximum proceeds of $12.0 million without registering additional shares of common stock. Assuming a purchase price of $0.65 per share and the purchase by Fusion Capital of the full 6,000,000 shares under the common stock purchase agreement, proceeds to us would only be $3.9 million unless we choose to register more than 6,000,000 shares, which we have the right, but not the obligation, to do.

WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

A trust affiliated with Mr. John J. Hagenbuch, a significant stockholder of our company, made short term loans to us for a total of $500,000 on April 11, 2003 and May 12, 2003 to meet working capital needs. In October 2003, the notes evidencing these loans were cancelled in exchange for shares of our common stock and warrants to purchase common stock. At the same time, Mr. Hagenbuch's trust purchased additional shares of our common stock for $150,000 cash. We may not be able to obtain capital from related parties in the future. Neither Mr. Hagenbuch nor any of our officers, directors, or other stockholders (other than Fusion Capital under the common stock purchase agreement) are under any obligation to continue to provide cash to meet our future liquidity needs.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

We are a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-PTM. This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

         o are accepted by, and marketed successfully to, the diabetes marketplace;

         o        are safe and effective;

         o        are protected from competition by others;

         o        do not infringe the intellectual property rights of others;

         o are developed prior to the successful marketing of similar products by competitors; or

         o can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES, AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o the terms of our agreements with our current or future collaborators may not be favorable to us;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

         o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies which have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY PROGRAMS, AND IF WE DO NOT, YOUR INVESTMENT MAY DECLINE IN VALUE.

Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes. However, these efforts may never generate revenue.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. FAILURE TO RECEIVE APPROVAL FOR COMMERCIALIZATION OF ANY POTENTIAL PRODUCT DEVELOPED BY US OR OUR COLLABORATORS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND YOUR INVESTMENT.

The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product that we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. THESE AND OTHER REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

Our business involves the transplantation of animal cells into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

The FDA has published guidelines for development of xenotransplantation products and is continuing to monitor closely the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPITAL RESOURCES AND MORE EXPERIENCE IN RESEARCH AND DEVELOPMENT, MANUFACTURING AND MARKETING THAN US, WE MAY NOT SUCCEED IN DEVELOPING OUR PROPOSED PRODUCTS AND BRINGING THEM TO MARKET IN A COST-EFFECTIVE, TIMELY MANNER.

We expect to compete with a broad range of organizations that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

         o        biotechnology, pharmaceutical, chemical and other companies;

         o        academic and scientific institutions;

         o        governmental agencies; and

         o        public and private research organizations.

We are an early-stage company engaged exclusively in research and development. We have not yet completed the development of our first product and have no revenue from operations. As a result, we may have difficulty competing with larger, established biomedical and pharmaceutical companies. These companies have much greater financial, technical, research, marketing, sales, distribution, service and other resources than us. Moreover, they may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. We anticipate strong competition from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. We also expect to compete with other companies involved, like us, in the implantation of cells. These cells may be derived from animals, embryonic or adult stem cells, human cells or genetically altered cell lines.

IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

Our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.

WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties that have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

IF WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND HAVE NOT OBTAINED ADEQUATE INSURANCE TO PROTECT AGAINST THESE CLAIMS, OUR FINANCIAL CONDITION WOULD SUFFER.

If we are able to launch commercially our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties for which we have agreed to indemnify could incur liability.

Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATING TO OUR STOCK

FUTURE SALES OF OUR COMMON STOCK OR THE PERCEPTION THAT FUTURE SALES COULD OCCUR MAY CAUSE DILUTION. THE RESALE OF THE SHARES OF COMMON STOCK ACQUIRED OR TO BE ACQUIRED BY FUSION CAPITAL, AND BY OTHER INVESTORS IN RECENT FINANCINGS, COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

As of October 31, 2003 we have sold 1,017,506 shares of common stock to Fusion Capital pursuant to the common stock purchase agreement with Fusion Capital. The sales price for all additional shares of common stock to be issued to Fusion Capital pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares sold to Fusion Capital will be registered for resale, so they will be freely tradable. The number of shares purchased by Fusion Capital will depend on whether we require Fusion Capital to purchase shares, and the price of our common stock. See "Management's Discussion and Analysis--Liquidity and Capital Resources--Fusion Capital." Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. We expect that the shares will be sold to Fusion Capital from time to time and resold on the open market until October 2005. Depending upon market liquidity at the time, a sale of shares by Fusion Capital at any given time could cause the trading price of our common stock to decline.

The sale of a substantial number of shares by Fusion Capital, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

In addition to the shares issued or issuable to Fusion Capital, as of October 31, 2003, we have registered a total of 1,739,890 shares of our common stock this year for resale by private investors and service providers. The selling stockholders under our registration statements will be permitted to sell their registered shares in the open market from time to time without advanced notice to us or to the market and without limitations on volume. In addition, on November 4, 2003, we filed a registration statement to register 3,427,880 shares of our common stock for resale, including 1,025,680 shares that may be purchased under warrants issued by us to private investors and service providers in October and November 2003. We have also granted registration rights with respect to 1,500,000 shares that may be purchased under warrants issued to related party consultants in April 2002.

In addition, approximately 17.2 million shares of common stock issued to stockholders of MSLT Delaware in our business combination are available for resale under Rule 144, subject to notice, volume and manner of sale restrictions under that rule.

Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by Fusion Capital and other existing stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR INVESTMENT.

The trading volume of our stock on the OTC Bulletin Board has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended September 30, 2003, the average daily trading volume of our stock was approximately 42,783 shares and the shares traded as low as $0.35 and as high as $0.85 per share. There were twelve days during that quarter when the trading volume of our stock was under 1,000 shares. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

         o actual or anticipated variations in quarterly and annual operating results;

         o announcements of technological innovations by us or our competitors;

         o developments or disputes concerning patent or proprietary rights; and

         o general market perception of biotechnology and pharmaceutical companies.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED BY THE SEC A "PENNY STOCK," WHICH CAN ADVERSELY AFFECT ITS LIQUIDITY.

Our common stock does not currently qualify for listing on the NASDAQ Stock Market. If our common stock continues to be quoted on the OTC Bulletin Board, and if the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, brokers or dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker or dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements could severely limit the liquidity of such securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, another risk associated with trading in penny stocks may be high price fluctuations.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

We have issued options and warrants to acquire common stock to our employees, directors and consultants at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options for approximately 3,706,422 shares outstanding that have exercise prices at or below the recent market price of our stock of $0.65 per share. We have options and warrants for 3,303,574 shares outstanding at prices above the current $0.65 market price, and if the current market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF PROPOSED ACCOUNTING REGULATIONS THAT REQUIRE COMPANIES TO EXPENSE STOCK OPTIONS ARE ADOPTED, OUR LOSSES MAY INCREASE AND OUR STOCK PRICE MAY DECLINE.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. If accounting standards are changed to require us to expense stock options, our reported losses may increase significantly and our stock price could decline.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

Our executive officers, directors and their affiliates beneficially own or control approximately 38% of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable on or before December 31, 2003). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

WE HAVE NOT, AND CURRENTLY DO NOT ANTICIPATE, PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any dividends on our common stock and do not plan to pay dividends on our common stock for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations, capital expenditures and the expansion of our business.

ITEM 3.  CONTROLS AND PROCEDURES

         (a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Based on their evaluation as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

         (b) CHANGES IN INTERNAL CONTROLS. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation described above which occurred during the period covered by this report which have affected or are reasonably likely to affect our internal controls over financial reporting.

                          PART II. - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

During the quarter ended September 30, 2003, we sold an aggregate of 754,673 shares of common stock to Fusion Capital Fund II, LLC for gross proceeds of approximately $400,000 during such quarter, pursuant to the terms of the common stock purchase agreement dated April 1, 2003. The common stock purchase agreement is described in more detail at "Liquidity and Capital Resources" above.

We did not register under the Securities Act of 1933 the shares of common stock sold to Fusion Capital under the common stock purchase agreement. We determined that Fusion Capital is an accredited investor, and we relied on Rule 506 of Regulation D under the Securities Act to sell shares to Fusion Capital pursuant to its commitment to purchase shares under the common stock purchase agreement. Fusion Capital has acknowledged to us the restricted nature of the securities issued to it, and its obligations under the Securities Act with respect to the resale of such securities.

On August 26, 2003, we issued to John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 two ten-year warrants exercisable for an aggregate of 100,000 shares of common stock with an exercise price of $0.50 per share. The additional warrants were consideration for the extensions of the maturity dates of a total of $500,000 in loans to us by such trust.

We determined that John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 was an accredited investor and relied on Regulation D, Rule 506 and/or Section 3(a)(9) of the Act, in issuing such warrants and extending the loans. An appropriate legend was placed on the warrants and will be placed on the shares issuable upon exercise of the warrants.

On September 4, 2003 and September 9, 2003, we sold a total of 1,000,600 shares of common stock at $0.50 per share for aggregate cash consideration of $500,300. These shares were sold without registration under the Securities Act to a limited number of accredited investors. We paid a placement fee of 11% of the gross proceeds to ASA Investment Company, a registered broker-dealer.

We determined that each of the investors that purchased the shares was an accredited investor, and relied on Regulation D, Rule 506, in issuing such shares, and an appropriate legend was placed on the shares. We agreed to file a registration statement registering such shares for resale. Such registration statement was filed on September 26, 2003 (File No. 333-109175), and declared effective by the Securities and Exchange Commission on October 17, 2003.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

a.  EXHIBITS


Exhibit No.       Document Description
-----------       --------------------

10.1 Amendment to 120 Day Note, dated August 26, 2003 between the Registrant and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed August 28, 2003).

10.2 Warrant Agreement, dated August 26, 2003 between the Registrant and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed August 28, 2003).

10.3 Amendment to 120 Day Note, dated August 26, 2003 between the Registrant and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed August 28, 2003).

10.4 Warrant Agreement, dated August 26, 2003 between the Registrant and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed August 28, 2003).

10.5     Form of Stock Purchase Agreement (incorporated by reference to Exhibit
         10.1 to the Registrant's Form 8-K filed September 11, 2003).

31.1     Certification of Chief Executive Officer as required pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2003.

31.2     Certification of Chief Financial Officer as required pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2003.

32 Certification of Chief Executive Officer and Chief Financial Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2003.


b. REPORTS ON FORM 8-K.

On August 28, 2003, we filed a current report on Form 8-K containing disclosure in Items 5 and 7.

On September 11, 2003, we filed a current report on Form 8-K containing disclosure in Items 5 and 7.



                                   SIGNATURES


         In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MICROISLET, INC.

November 13, 2003                        /s/ John F. Steel IV
                                         ---------------------------------------
                                         John F. Steel IV
                                         Chairman and Chief Executive Officer
                                         (Principal executive officer)

November 13, 2003                        /s/ William G. Kachioff
                                         ---------------------------------------
                                         William G. Kachioff
                                         Vice President, Finance and Chief
                                         Financial Officer
                                         (Principal financial officer)

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